March 30, 2016.

Writer’s Direct Dial: (5411 4346-5006)

E-mail: lmontero@edenor.com

Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20549

Re: Empresa Distribuidora y Comercializadora Norte S.A.

Form 20-F for the Fiscal Year Ended December 31, 2014

Filed May 12, 2015

File No. 1-33422

Dear Ms. Thompson,

                                                On behalf of Empresa Distribuidora y Comercializadora Norte S.A. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 31, 2014, related to the above-referenced Form 20-F (the “Form 20-F”).

                                                For convenience, we have reproduced below in italics the Staff’s comments and have provided the Company’s responses immediately below those comments.

Regulatory Framework

 VII. Loans for consumption (mutuums) and assignments of secured receivables, page F-19

1.       We note your response to comment 1. Considering paragraphs 17(c) and (d) of IAS 7 clearly indicate that cash proceeds and repayments related to issuing debentures, loans, notes, bonds, mortgages and other short-term and long-term borrowings should be classified within financing activities, we remain unclear why the cash flows related to your interest-bearing loans for consumption are classified within operating activities. It is also unclear how your presentation is consistent with the guidance in paragraphs 13 and 14 of IAS 7, which indicate that operating cash flows are “primarily derived from the principal revenue-producing activities of the entity” and are “a key indicator of the extent to which the operations of an entity have generated sufficient cash flows to repay loans, maintain the operating capability of the entity, pay dividends and make new investments without recourse to external sources of financing.” Please explain to us how the accounting literature supports your position.

We respectfully advise the Staff that the circumstances that utilities in Argentina have faced during the recent years have been unique. In light of these circumstances, it has been challenging to determine the most accurate classification of certain cash amounts in the statement of cash flows in accordance with the accounting framework applicable to the Company.

According to our Concession Agreement, tariffs should include, among other things, the funds necessary to cover  operating costs and investments necessary to maintain the quality of our service required in accordance to the concession terms. The insufficiency of funds received through the tariff during the recent years was recognized by the regulator in the resolution that set forth this type of assistance program (namely, the “loans for consumption”) (the “Program”). Specifically, such resolution established the following: “CAMMESA grants the Distributor (EDENOR) and this latter fully accepts the financing required to cover the temporary insufficiency of funds to perform the works under the “EXTRAORDINARY INVESTMENT PLAN”.

The Company considers the funds received through the Program as a supplementary measure to being granted an increase in tariffs/rates.

In connection with the foregoing, following the adoption of a new transitional tariff schedule to be applied as from February 1, 2016 and until completion of the integral tariff review (RTI) process, Resolution No. 7/16 of the Ministry of Energy and Mining suspended the transfer of funds that the Company received under the Program. In other words, the funds received through the Program, temporarily substituted or replaced the funds that the Company should receive through the collection of tariffs adjusted pursuant to the Concession Agreement, and which funds should be considered as generated by operating activities.

The Company expects that after the RTI process is completed, the balance of the loans for consumption will be offset against the amounts that are expected to be recognized in our favor in connection with tariff increases that we have judicially claimed should have been granted in the past, in a similar manner as was the case with the loans granted to cover higher salary costs (established by Resolution No. 32/15 of the SE as mentioned in our letter dated January 29, 2016).

Considering that such an atypical situation is not expressly covered by the accounting framework applicable to the Company, we have disclosed funds received under the Program in a separate line within operating activities and provided a detail of their source in Note to the Financial Statements.

In view of the above, we note that the funds received by the Company under the Program do not relate to the issuance of obligations, loans, promissory notes, bonds, mortgages and other short-term and long-term borrowings mentioned in paragraph 17 of IAS 7, but rather such funds represent amounts which, absent the uniquely challenging economic environment that has impacted utilities in Argentina in recent years, would otherwise have been earned through tariffs / rates and presented as operating activities in the statement of cash flows. Therefore, the Company concluded that such funds should be classified as operating cash flows in accordance with paragraph 14 of IAS 7, supplemented with the financial statement disclosures in the Notes to the Financial Statements.

.

The Company acknowledges that:

•              The Company is responsible for the adequacy and accuracy of the disclosure in the filing

•              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•              The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities law of the United States.

Any questions relating to this response letter should be directed to me at 5411 4346-5006 and to my colleague, Verónica Gysin, at 5411 4346-5231. We can both be reached by facsimile at 5411 4346-5400.

 Sincerely,

                                                                                                    /s/ Leandro Montero

2